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DIRECT DIAL 617-573-4836 DIRECT FAX 617-305-4836 EMAIL ADDRESS KENNETH.BURDON@SKADDEN.COM	______ TEL: (617) 573-4800 FAX: (617) 573-4822 www.skadden.com

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April 28, 2021

VIA EDGAR

Ms. Mindy Rotter

Division of Investment Management

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	GAMCO Global Gold, Natural Resources & Income
Trust (811-21698);
Ellsworth Growth & Income Fund Ltd. (811-04656)

Dear Ms. Rotter:

Thank you for your oral comments provided on April 23, 2021, regarding your review of the registration statement on Form N-2 filed on April 8, 2021 (the “Registration Statement”) by GAMCO Global Gold, Natural Resources & Income Trust (“GGN”) with the U.S. Securities and Exchange Commission and your Sarbanes-Oxley review of the 2020 annual reports (the “Annual Reports”) of GGN and Ellsworth Growth & Income Fund Ltd. (“ECF”, and together with GGN, the “Funds”). The Funds have considered your comments and authorized us to respond on their behalf as set forth below. Your oral comments are summarized in bold to the best of our understanding, followed by the Funds’ respective responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the applicable Annual Reports.

* * * * * * *

Ms. Mindy Rotter

April 28, 2021

Comments and Responses

GGN Registration Statement

1.	In the fee table, please confirm in correspondence that the fees presented represent current fees.

The Fund confirms.

Sarbanes-Oxley Review of Annual Reports

2.	For ECF, please confirm in correspondence that there are no components of other accrued expenses that should be separately classified on the Statements of Assets and Liabilities.

The Fund confirms.

3.

For both Funds, please confirm in correspondence that there are no amounts payable to trustees that need to be disclosed or explain why such amounts have not been stated separately on the statement of assets and liabilities in compliance with Regulation S-X, Rule 6-04.

The Funds confirm.

* * * * * * *

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon